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                  European Metal Recycling Ltd.
                  Sirius House, Delta Crescent
                  Westbrook, Warrington, WA5 7NS

                                  June 9, 2003
Mr. T. Benjamin Jennings
18500 Von Karman   Suite 1000
Irvine, California  92612


Dear Mr. Jennings:

This letter will evidence our legally binding agreements effective as of June 2, 2003:

     (1) European Metal Recycling Ltd. ("EMR") has agreed to provide you with a bridge loan in an aggregate of up to U.S. $10,000,000 (the "Loan").
     (2) The Loan shall be unsecured, shall accrue interest at the rate of Four Percent (4%) per annum, and shall be due and payable in full no later than ninety (90) days from the effective date hereof.
     (3) EMR hereby acknowledges that you have used proceeds of the Loan to purchase shares of Common Stock of Metal Management, Inc. EMR hereby acknowledges and agrees that you currently are not, nor in the future shall you, be under any obligation to vote, retain or dispose of such shares as part of, nor otherwise to participate in any way in any plans or proposals of, any "group" within the meaning of the applicable federal and state securities laws in regard to the securities of Metal Management, Inc., including any "group" that may in the future involve EMR in any way.

If the forgoing is acceptable to you, please sign below and return one copy of this letter agreement to EMR.


                                        Sincerely,
                                        European Metal Recycling Ltd.


                                        By: /s/ Colin Iles
                                           --------------------------------
                                        Title: Managing Director
                                              -----------------------------


Accepted and agreed to this
9th day of June, 2003


  /s/ T. Benjamin Jennings
----------------------------
T. Benjamin Jennings